July 16, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	WellCare Health Plans, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”) Form 10-Q for the Quarterly Period Ended March 31, 2010 (“March 31, 2010 Form 10-Q”) Schedule 14A- Filed April 30, 2010

File No. 001-32209

Dear Mr. Rosenberg:

Thank you for your letter dated July 2, 2010, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2009 Form 10-K, the March 31, 2010 Form 10-Q and the Schedule 14A filed April 30, 2010, of WellCare Health Plans, Inc (the “Company”, “we” or “our”).  We are pleased to respond to the Staff’s comments and in our responses below we have restated in bold the comments contained in the Staff’s letter with our corresponding responses.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings.  We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Estimates
Estimating medical benefits expense and medical benefits payable, page 55

1.  Your discussion of the prior period development movements that explains developments as due to “the release of the provision for moderately adverse conditions, which is included as part of the assumptions”~~,~~ or to “favorable variances between actual experience and key assumptions relating to trend factors and completion factors” does not address the underlying reasons for the prior period reserve developments. Please revise your disclosure to discuss the underlying reasons for the adverse and favorable prior period reserve developments. Also revise to explain the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Further to our disclosure on page 57 of the 2009 Form 10-K, we note for the information of the Staff that the medical benefits payable recorded at December 31, 2008 developed favorably by approximately $121.1 million during 2009.  Approximately $53.4 million of the favorable development was related to the release of the provision for moderately adverse conditions established in prior periods. We reduced the estimate for moderately adverse conditions that was recorded in the prior year after we obtained more complete claims information that became known in 2009, which resulted in the favorable development. Actuarial standards of practice require that a margin for uncertainty be considered in determining the estimate for unpaid claims liabilities. If a margin is included, the claim liabilities should be adequate under moderately adverse conditions. In the past, we have experienced unexpected adverse claims development related to prior periods, but in situations when moderately adverse conditions are less than estimated or do not occur, as the case was in 2009, the claim amounts ultimately settled will be less than the best estimate of medical benefits payable determined in accordance with the actuarial standards of practice. However, any favorable prior period reserve development will affect current period net income only to the extent that the current year provision for moderately adverse conditions is less than the benefit recognized from the prior period favorable development. During 2009, the provision that we recorded for moderately adverse conditions for current year incurred but not reported (IBNR) claims amounted to approximately $59 million. Because this provision is more than the benefit recognized from reducing our estimated liability for moderately adverse conditions related to prior years, the reduction of the prior period liability was completely offset. See response to Comment 2 below for further discussion relating to the provision for moderately adverse conditions.

Of the remaining favorable prior period development, approximately $9.8 million was driven by pricing assumptions, early durational effect favorability, and the inherent volatility associated with our new and small blocks of Medicare Advantage business, for which we now have more reliable claims payment patterns and trend experience available to us in 2009; approximately $5.8 million was related to recovery of claim overpayments on our Medicare private fee-for-service business that exceeded our estimates, and the remaining $52.1 million is related to increased recovery efforts on claim overpayments on other lines of business and better than expected demographic mix of membership.

As disclosed on page 56 and in the notes to our consolidated financial statements included in our 2009 Form 10-K (Note 2 - Significant Accounting Policies and Note 4 - Medical Benefits Payable), differences between actual experience and assumptions used to establish the estimated medical benefits payable are recorded in the period when such differences become known. The factors impacting the changes in the determination of reserve balances discussed above were not discernable in advance. The impact became clearer over time as claims were received and processed and more complete claims information was obtained.

In future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2010, we will enhance our disclosure in Critical Accounting Estimates relating to estimating medical benefits expense and medical benefits payable to explain in more detail the underlying reasons for any material prior period reserve development, consistent with the level of detail in the response provided above.  Attached hereto as Exhibits A and B, are the revised Critical Accounting Estimates disclosures related to estimating medical benefits expense and medical benefits payable that we propose to include in all future quarterly and annual filings, respectively, beginning with the Company’s Form 10-Q for its Quarterly Period ended June 30, 2010. Certain language in the proposed disclosure is being presented as an example and will be updated accordingly for actual facts and circumstances. Also, certain items in the proposed disclosure for annual filings have been omitted from the disclosure for quarterly filings, as permitted by Regulation S-K, Item 3.03.

2. You disclose the existence of a provision for moderately adverse conditions and that you ensure that your assumptions appropriately consider these conditions. Please revise your disclosure to quantify and describe your provision for moderately adverse conditions. Tell us how reflecting it in your medical benefits complies with GAAP. You also disclose that when “a portion of the development related to the prior year incurred claims is offset by an increase determined appropriate to address moderately adverse conditions for the current year incurred claims, we do not consider that offset amount as having any impact on net income during the period.” Please revise your disclosure to quantify the amount of the offset and why it has no impact on net income.

In establishing our estimate of reserves for IBNR claims at each reporting period, we use standard actuarial methodologies based upon historical experience and key assumptions consistent of trend factors and completion factors, which vary by business segment, to determine an estimate of the base reserve. Actuarial standards of practice require that a margin for uncertainty be considered in determining the estimate for unpaid claims liabilities. If a margin is included, the claim liabilities should be adequate under moderately adverse conditions. Therefore, we make an additional estimate in the process of establishing the IBNR, which also uses standard actuarial techniques, to account for adverse conditions that may cause actual claims to be higher than estimated compared to the base reserve, for which the base reserve is not intended to account for. We refer to this additional liability as the provision for moderately adverse conditions. The provision for moderately adverse conditions is a component of our overall determination of the adequacy of our IBNR. The provision for moderately adverse conditions is intended to capture the potential adverse development from factors such as our entry into new geographical markets, our provision of services to new populations such as the aged, blind and disabled, the variations in utilization of benefits and increasing medical cost, changes in provider reimbursement arrangements, variations in claims processing speed and patterns, claims payment, the severity of claims, and known outbreaks of disease such as the flu. Because of the complexity of our business, the number of states in which we operate, and the need to account for different health care benefit packages among those states, we make an overall assessment of IBNR after considering the base actuarial model reserves and the provision for moderately adverse conditions. As part of our best estimate for IBNR, the provision for moderately adverse conditions recorded at December 31, 2008 and 2009 was approximately $58 million and $59 million, respectively. There were no material changes in the amount of these reserves, or as a percent of medical benefits payable liability between December 31, 2008 and December 31, 2009. We consistently apply our IBNR estimation methodology from period to period. We review our overall estimates of IBNR on a monthly basis. As additional information becomes known to us, we adjust our assumptions accordingly to change our estimate of IBNR. Therefore, if moderately adverse conditions do not occur, evidenced by more complete claims information in the following period, then our prior period estimates will be revised downward, resulting in favorable development. However, any favorable prior period reserve development would affect (increase) current period net income only to the extent that the current period provision for moderately adverse conditions is less than the benefit recognized from the prior period favorable development. If moderately adverse conditions occur and are more than we estimated, then our prior period estimates will be revised upward, resulting in unfavorable development, which would decrease current period net income.

We have considered the guidance in ASC 944-40-25.1 and .2, ASC 944-40-30.1 and ASC 450-20 when including the provision for moderately adverse conditions in our estimates of IBNR. Paragraph 1 of ASC 944-40-30 states: “The liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims (including the effects of inflation and other societal and economic factors), using past experience adjusted for current trends, and any other factors that would modify past experience.” While our standard actuarial methodologies for estimating base IBNR described above consider the effects of inflation and other societal and economic factors and past experience adjusted for current trends, we consider the estimated provision for moderately adverse conditions, which is intended to capture the potential adverse development from many factors that would cause actual claims to be higher than estimated by the base actuarial model, to be representative of “factors that would modify past experience”. The provision for moderately adverse conditions is a component of our overall determination of the adequacy of our IBNR, which is made in accordance with this guidance. Additionally, we have considered other relevant guidance, including the AICPA Audit and Accounting Guides for Life and Health Insurance Entities (paragraphs 8.06, 8.25, 8.28 and 8.70) and Property and Liability Insurance Companies (paragraph 4.65), which suggest that it is appropriate to make adjustments to a base actuarial model to reflect additional factors. Accordingly, we believe that including a provision for adverse development with respect to our IBNR complies with GAAP.

The statement referring to offsetting adjustments relating to the provision for moderately adverse conditions on page 57 of the 2009 Form 10-K was meant to convey that the absence of any adverse claims development will lead to the recognition of favorable prior period reserve development in the period subsequent to the date of the original estimate. However, as discussed above, any favorable prior period reserve development will affect current period net income only to the extent that the current period provision for moderately adverse conditions is less than the benefit recognized from the prior period favorable development. Approximately $53.4 million of the favorable prior period development recorded in 2009 and reflected as part of the Medical benefits incurred related to: Prior periods in the table on page 57 of the 2009 Form 10-K was related to the release of the provision for moderately adverse conditions established in prior periods. The provision for moderately adverse conditions recorded in 2009 related to the estimate for current year IBNR claims amounted to approximately $59 million. Because the provision for moderately adverse conditions recorded during 2009 is more than the benefit recognized from reducing our estimated liability for moderately adverse conditions related to prior years, the reduction of the prior period liability was completely offset.

In future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2010, we will enhance our disclosure to quantify and describe the provision for moderately adverse conditions, indicate whether adverse prior period development occurred and explain the impact that any favorable prior period development related to the provision for adverse conditions on net income for the periods reported. Attached hereto as Exhibits A and B, are the revised Critical Accounting Estimates disclosures related to estimating medical benefits expense and medical benefits payable that we propose to include in all future quarterly and annual filings, respectively, beginning with the Company’s Form 10-Q for its Quarterly Period ended June 30, 2010. Certain language in the proposed disclosure is being presented as an example and will be updated accordingly for actual facts and circumstances. Also, certain items in the proposed disclosure for annual filings have been omitted from the disclosure for quarterly filings, as permitted by Regulation S-K, Item 3.03.

 Consolidated Balance Sheets, page F-3

3.  Please revise your presentation or disclose in a footnote, the components of “other accrued expenses and liabilities.” Please separately disclose each item in excess of five percent of current liabilities as stipulated in Rule 5-02.20 of Regulation S-X.

Our Other accrued expenses and liabilities at December 31, 2009 consist of $114.5 million of accrued administrative expenses including, selling and general administrative expenses and accrued salaries and related expenses, none of which individually exceeds 5% of total current liabilities. This line item also includes $105.2 million of estimated premium held in suspense that is due to various state agencies and members. Premium amounts receivable or payable are identified primarily by us through reconciliation and verification of the respective state agency membership eligibility information.

In future filings, beginning with the Form 10-Q for the Quarterly Period ending June 30, 2010, we will enhance our disclosure of significant accounting policies relating to revenue recognition to specifically state that amounts receivable or payable based on reconciliation and verification of agency eligibility lists are included in Premiums and other receivables and Other accrued expenses and liabilities, respectively. In addition, the amount of this accrual will be disclosed, if material. The language in the footnote will be revised as follows (added language in bold and underlined):

From time to time, the states or CMS require us to reimburse them for premiums that we received based on an eligibility list that a state or CMS later discovers contains individuals who were not eligible for any government-sponsored program or are eligible for a different premium category, different program, or belong to a different plan other than ours.  The amounts receivable or payable identified by us through reconciliation and verification of agency eligibility lists relate to current and prior periods. The amounts receivable from government agencies for reconciling items were $XX million and $77.5 million at June 30, 2010 and December 31, 2009, respectively, and are included in Premium and other receivables in the Condensed Consolidated Balance Sheets. The amounts due to government agencies for reconciling items were $XX million and $105.2 million at June 30, 2010 and December 31, 2009, respectively, and are included in Other accrued expenses and liabilities in the Condensed Consolidated Balance Sheets.

Notes to the consolidated financial statements
8. Fair Value Measurements

4. You state that you do not believe that your auction rate securities are impaired and have not recorded any impairment losses related to your auction rate securities. You also state that you have the ability and the present intent to hold these securities until market stability is restored. Please tell us whether you performed an assessment of the likelihood that you will be required to sell the debt securities before their anticipated recovery and revise your disclosures to clarify. Refer to ASC 320-10-35-33B. In addition, please disclose whether you continue to receive interest payments on the failed auction rate securities in accordance with their terms.

We have assessed the likelihood of whether we would be required to sell our auction-rate securities, as required by ASC 320, by reviewing our future cash requirements. We routinely prepare cash flow projections for the Company and its subsidiaries and update them as new information becomes available. The majority of our auction-rate securities are held by one of our insurance company subsidiaries. That subsidiary exceeded its required capital and surplus by over 270% at December 31, 2009, is projected to generate income and positive cash flow over an extended period; and has the ability to meets its obligations, which was a deciding factor in the determination that we have the ability and intent to hold these securities until they are called, mature or market stability is restored. We continue to receive interest payments on our auction-rate securities. We held auction-rate securities with a par value of $61.4 million at December 31, 2008. During 2009 and 2010, auction-rate securities with a par value of $15.3 million have been called at par by the issuer.

In future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2010, we will enhance the description related to the analysis of our ability to hold these investments until they are called, mature or market stability is restored in future filings.  That description will be as follows (added language in bold and underlined):

This model considered, among other things, the collateralization underlying the securities, the creditworthiness of the counterparty, the timing of expected future cash flows, the expectation of the next time the security would be expected to have a successful auction and the capital adequacy and expected cash flows of the subsidiaries that hold the securities. We continue to receive interest payments on our auction-rate securities.

12. Income Taxes, page F-25

5.  You include a reconciling item in your rate reconciliation for “investigation expense.” Please address the following comments:
•
Please revise your disclosure, if true, to clarify that this item represents nondeductible expenses associated with your disclosed governmental investigations and is primarily related to penalties paid and accrued due to governmental agencies;

•
Please explain to us why the total reconciling items for the period presented of $37.1 million is significantly less than the amount determined by multiplying the sum of the agreed-upon settlement amount ($80 million) plus your estimated remaining settlement accrued ($55.9 million) by the statutory rate;

•
Please explain to us why the $17.5 million reconciling amount in 2007 is exactly equal to the $50 million settlement amount that appears to be accrued at that date times the 35% statutory federal rate. In your response, please clarify whether the settlement amount is deductible for state income taxes; and

•
Please explain to us why it is appropriate to discount the $60 million expected future settlement amount to $55.9 million at December 31, 2009 when the settlement and its payment terms have not been finalized.

Investigation expense on the rate reconciliation table relates to amounts accrued in 2007 and 2009 to resolve certain governmental investigations that we initially determined as non deductible for income tax purposes. We have determined in the periods in which the expense was recorded that the amount of those settlements representing a civil forfeiture will not be deductible. The portion of the settlements that relate to compensatory (restitution) damages and legal costs of the government and relators may be deductible for tax purposes and we will make a final determination when the settlement is paid and funds are disbursed by the government. In future filings, beginning with the Form 10-K~~,~~ for the fiscal year ended December 31, 2010, we will re-title this line item on the rate reconciliation in the footnote as “Non-deductible amounts related to investigation resolution.”

The settlements with the United States Attorney’s Office (“USAO”) and the Commission were finalized in 2009, resulting in settlement amounts of $80 million and $10 million, respectively. Of the $80.0 million settlement with the USAO, approximately $35.2 million was deemed to be restitution, which is deductible for tax purposes. The balance of approximately $44.8 million, representing a civil forfeiture, was deemed as non-deductible. The $10 million paid to the Commission represented a civil penalty, which is not deductible. We recorded $55.9 million in 2009 as a discounted estimate for the settlement with the Civil Division of the Department of Justice (“DOJ”), of which $51.2 million was estimated to be non-deductible. We anticipate reaching a final settlement with the DOJ in 2010 and we will make a final determination of the deductibility of the amounts comprising the settlement when they are paid and funds are disbursed by the government, as discussed above. The income tax rate effect of $37.1 million represents the tax effect of the collective non-deductible amounts related to the resolution of these government investigations [($44.8 million + $10 million + $51.2 million) x 35% = $37.1 million].

We initially estimated $50 million to resolve the government investigations in 2007 and determined that the accrual may not be deductible for federal or state income taxes. The state income tax impact of non-deductible items is included in the third line—State income tax, net of federal benefit—in the same table.

Discounting of loss contingencies is addressed in ASC 410-30-35.12 which states, in part, that the measurement of a liability may be discounted to reflect the time value of money if the aggregate amount of the liability and the amount and timing of cash payments for the liability are fixed or reliably determinable. The $60.0 million estimate for the resolution of certain government investigations was discounted and accrued based on information that we had received from the DOJ of a proposed payment schedule and interest rate. In addition, ASC 820-10-55.7 permits calculation of the fair value using a present value or discounted cash flow method under conditions of uncertainty. Therefore, we discounted and accrued the amount payable over the anticipated payment schedule, as disclosed in Note 11. Commitments and Contingencies in the notes to the consolidated financial statements in the 2009 Form 10-K.

6. Please clarify for us how the amounts disclosed in both tables on page F-26 reconcile to the amounts presented on your consolidated balance sheets.

The deferred tax assets and liabilities table on page F-26 reports a net deferred tax asset of $58.5 million and $69.0 million at December 31, 2009 and 2008, respectively, including $10.9 million and $25.6 million of deferred income tax on unrecognized tax benefits as of December 31, 2009 and 2008, respectively. The unrecognized tax benefits are included in ‘Other assets’ on the balance sheet. The balance sheet includes $28.9 million and $20.1 million of current deferred income taxes, $18.7 million and $23.3 million of non-current deferred income taxes, and $10.9 million and $25.6 million of deferred income taxes on unrecognized tax benefits at December 31, 2009 and 2008, respectively, that are included in Other assets for a total of $58.5 million and $69.0 million of deferred income taxes as of December 31, 2009 and 2008, respectively, which reconciles to the amounted reported in the table on page F-26.

The unrecognized tax benefits reconciliation table on page F-26 shows a total $12.0 million and $26.7 million of unrecognized tax benefits as of December 31, 2009 and 2008, respectively. Of the total, $10.9 million and $25.6 million is included in ‘Other liabilities’ and $1.1 million is included in ‘Taxes payable’ on the balance sheet at both December 31, 2009 and 2008.

Form 10-Q for the Quarterly Period Ended March 31, 2010

3. Equity-Based Compensation
Performance Stock Units, page 8

7.  You disclose the grant of Performance Stock Unit Awards that vest over three years from the date of grant and are subject to adjustment based on the achievement of certain financial and quality-based performance goals, with the actual number of awards that vest based on the sole discretion of the Compensation Committee. You also disclose that the estimated future grant date fair value of the awards ultimately expected to vest will be recognized as expense over the three year performance period based on progress towards the performance measures, as well as subsequent changes in the market price of your stock. Please revise your disclosure to address the following comments and separately reference for us the authoritative literature you rely upon to support your accounting:
•	Please clarify why and how you can estimate a “future grant date fair value” if the awards are already granted;
•	Please clarify why subsequent changes in the market price of your stock impact the amount of compensation you record;
•	Please clarify whether these awards contain a market condition as well as performance conditions; and
•	Please explain how the discretion of the Compensation Committee to ultimately vest the awards impacts the accounting for these awards in terms of measurement and vesting.

The performance awards are subject to several performance conditions, a portion of which are based on the Company’s quality measures determined by government agencies or industry groups, as compared to the measures of peer companies. The performance awards are also subject to financial measures that relate to the Company’s earnings and return on equity as compared to our operating plan and peer companies. The performance awards do not include any market-related provisions, which by definition relate to “…(a) a specified price of the issuer’s shares or a specified amount of intrinsic value indexed solely to the issuer’s shares or (b) a specified price of the issuer’s shares in terms of a similar (or index of similar) equity security (securities)”, as stated in ASC 718-10-20.

Whether or not all, a portion or none of the performance measures are met, the Compensation Committee of our Board of Directors has the sole discretion to adjust the measures and the amount of shares that will ultimately vest, enabling the Compensation Committee to react to unforeseen events and there is no limitation to their discretion. Given the subjective nature of these performance awards, we have determined that a mutual understanding of the key terms and conditions does not exist; and accordingly, these awards do not have an accounting grant date as discussed in ASC 718-55.81 and .82. Because the employee does not know whether or not achievement of the stated performance conditions will result in vesting of the awards by the Compensation Committee, a mutual understanding does not exist. We believe that a grant date will not occur until the Compensation Committee makes its vesting determination at the end of the three-year service period. As a result, our disclosure referred to the “future grant date fair value” of the awards. The compensation cost associated with these awards will be adjusted each period to reflect the current estimate of the awards expected to vest and further, will also be adjusted each period to reflect the current market value of our stock.

In accordance with ASC 718-10-55.108, we determined that a service inception date has occurred – the Compensation Committee has authorized the awards, service has begun before a mutual understanding of the key terms and conditions exists, and the awards require that the recipient maintain employment with the Company until the end of the three-year service period at which time the Compensation Committee will make its vesting determination.  Based on this guidance, the service period for the awards has begun and expense must begin to be recognized based on the fair value of our common stock at each reporting period.

In future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2010, we will enhance our disclosure to clarify why there is a future grant date with respect to the performance awards. The revised disclosure will be as follows (added language in bold and underlined):

On March 31, 2010, the Compensation Committee of the Board of Directors awarded 168,235 Performance Stock Unit Awards (the “2010 PSU Awards”) under the 2004 Equity Incentive Plan to certain of our key employees, including executive officers. The 2010 PSU Awards vest three years from the date of grant and are subject to adjustment in the target range of 0% to 150%, based on the achievement of certain financial and quality-based performance goals set by the Compensation Committee over the three-year performance period and the employee’s continued service through the vest date. The actual number of PSUs that vest will be determined by the Compensation Committee at its sole discretion.  As a result of the subjective nature of the 2010 PSU Awards, we have determined that a mutual understanding of the key terms and conditions does not exist; and accordingly, these awards do not have an accounting grant date. The 2010 PSU Awards ultimately expected to vest will be recognized as expense over the three-year service period based on estimated progress towards the performance measures, as well as subsequent changes in the market price of our common stock.  The compensation expense related to our PSUs assumed 100% target vesting and was $xx.x for the three and six months ended June 30, 2010.

Schedule 14A

Executive Compensation

8.  We note your disclosure of the employment agreement entered into by the company and Scott D. Law in October 2009.  We further note that you have not included the employment agreement as an exhibit to your Form 10-K for the Fiscal Year Ended December 31, 2009, but you have included it as an exhibit to your Form 10-Q for the Fiscal Quarter Ended March 31, 2010.  Please confirm that you will incorporate this employment agreement by reference in future filings.

The Company notes for the information of the Staff that included as exhibit 10.3 to the March 31, 2010 10-Q is the employment agreement of Mr. Law. As a result, Mr. Law’s employment agreement will be incorporated by reference in future filings.

9.  It does not appear that you filed a Form 8-K when you entered into the employment agreement with Scott Law in October 2009.  Please note that Item 5.02(e) of Form 8-K requires that a company file a Form 8-K when it has entered into a material compensatory plan, contract or arrangement as to which a named executive officer is a party.  If a Form 8-K was not filed, please provide us with a legal analysis as to why the requirement to file a Form 8-K in accordance with Item 5.02(e) did not apply.  You should be aware that the timely filing of all required reports, including current reports on Form 8-K pursuant to Item 5.02(e), is a condition of eligibility to register securities using Form S-3.

At the time Mr. Law commenced employment with the Company in October 2009, the Board of Directors of the Company determined to designate Mr. Law as (i) an “officer” of the Company for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) an “executive officer” of the Company for purposes of Regulation S-K under the Exchange Act.  However, at the time Mr. Law commenced employment with the Company in October 2009, he was not a “named executive officer” under Instruction 4 to Item 5.02  and as such term is defined in Item 402(a)(3) of Regulation S-K under the Exchange Act based upon the Company’s definitive proxy statement filed by the Company with the Commission on July 1, 2009, which was the latest filing making such determinations of named executive officer status prior to the date Mr. Law commenced employment with the Company.  Accordingly, the Company does not believe that the requirements of Item 5.02(e) were applicable with regard to Mr. Law at the time he commenced employment with the Company in October 2009.

10.  Please confirm that in future filings you will revise your disclosure in the Summary Compensation Table to provide executive compensation information for the Named Executive Officers for each of your last three completed fiscal years, in accordance with Item 402(c)(1) of Regulation S-K.

We confirm that in future filings, as applicable, the Company will provide executive compensation information for the named executive officers for each of the Company’s last three completed fiscal years, in accordance with Item 402(c)(1) of Regulation S-K.  Pursuant to guidance issued by the Staff on January 24, 2007 and currently reported as Compliance and Disclosure Interpretation 119.01, the Company does not plan to disclose compensation information for a named executive officer in the Summary Compensation Table for fiscal years preceding the fiscal year in which such individual first became a named executive officer.  The Company believes that it has complied with the Staff’s guidance referenced above in its definitive proxy statement filed by the Company with the Commission on April 30, 2010.

If you have any questions or if you require additional information, please contact me at (813) 206-1770. Facsimile transmissions may be sent to me at (813) 283-9375.

Sincerely,
/s/ Thomas L. Tran
Thomas L. Tran
Senior Vice President and
Chief Financial Officer

cc:	Ibolya Ignat, Staff Accountant
Mark Brunhofer, Senior Staff Accountant
Rose Zukin, Staff Attorney
Mark W. Watson, Deloitte & Touche, LLP

EXHIBIT A

Comments 1 and 2
Example: Critical Accounting Estimates – Form 10-Q for Quarterly Period Ended June 30, 2010 (added or revised language in bold and underlined)

Estimating Medical Benefits Payable and Medical Benefits Expense

The cost of medical benefits is recognized in the period in which services are provided and includes an estimate of the cost of IBNR medical benefits.  Medical benefits expense has two main components: direct medical expenses and medically-related administrative costs. Direct medical expenses include amounts paid or payable to hospitals, physicians and providers of ancillary services, such as laboratory and pharmacy. Medically-related administrative costs include items such as case and disease management, utilization review services, quality assurance and on-call nurses. Medical benefits payable on our Condensed Consolidated Balance Sheets represents amounts for claims fully adjudicated awaiting payment disbursement of $xx.x million and $53.0 million, and estimates for IBNR of $xx.x million and $749.5 million, as of June 30, 2010 and December 31, 2009, respectively.

The medical benefits payable estimate has been and continues to be our most significant estimate included in our financial statements. We historically have used and continue to use a consistent methodology for estimating our medical benefits expense and medical benefits payable. Our policy is to record management’s best estimate of medical benefits payable based on the experience and information available to us at the time. This estimate is determined utilizing standard actuarial methodologies based upon historical experience and key assumptions consisting of trend factors and completion factors, which vary by business segment, and include an assumption of moderately adverse conditions, as appropriate. These standard actuarial methodologies include using, among other factors, contractual requirements, historic utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefits changes, expected health care cost inflation, seasonality patterns, maturity of lines of business and changes in membership.

The factors and assumptions described above that are used to develop our estimate of medical benefits expense and medical benefits payable inherently are subject to greater variability when there is more limited experience or information available to us. The ultimate claims payment amounts, patterns and trends for new products and geographic areas cannot be precisely predicted at their onset, since we, the providers and the members do not have experience in these products or geographic areas. Standard accepted actuarial methodologies, discussed above, would allow for this inherent variability, which could result in larger differences between the originally estimated medical benefits payable and the actual claims amounts paid. Conversely, during periods where our products and geographies are more stable and mature, we have more reliable claims payment patterns and trend experience. With more reliable data, we should be able to more closely estimate the ultimate claims payment amounts; therefore, we may experience smaller differences between our original estimate of medical benefits payable and the actual claim amounts paid.

In developing our estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of the medical benefits payable, we estimate claims incurred by applying observed trend factors to the fixed fee per-member per-month (“PMPM”) costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPM costs for the most recent months. We validate our estimates of the most recent PMPM costs by comparing the most recent months’ utilization levels to the utilization levels in prior months and actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided and timeliness of submission and processing of claims.

Many aspects of the managed care business are not predictable. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, the number of full-term versus premature births and the number of neonatal intensive care babies). Therefore, we must continually monitor our historical experience in determining our trend assumptions to reflect the ever-changing mix, needs and growth of our membership. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitation as opposed to a fee-for-service basis. These considerations are reflected in the trends in our medical benefits expense. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes and epidemics may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. Medical cost trends potentially are more volatile than other segments of the economy. Management uses considerable judgment in determining medical benefits expense trends and other actuarial model inputs. We believe that the amount of medical benefits payable as of June 30, 2010 is adequate to cover our ultimate liability for unpaid claims as of that date; however, actual payments may differ from established estimates.  If the completion factors we used in estimating our IBNR for the most recent six months at June 30, 2010 were decreased by 1%, our net income would decrease by approximately $xx.x million.  If the completion factors were increased by 1%, our net income would increase by approximately $xx.x million.

Also included in medical benefits payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement, claims payment differences as well as amounts due to contracted providers under risk-sharing arrangements. We record reserves for estimated referral claims related to health care providers under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses have not been and are not expected to be significant.

Changes in medical benefits payable estimates are primarily the result of obtaining more complete claims information and medical expense trend data over time. Volatility in members’ needs for medical services, provider claims submissions and our payment processes result in identifiable patterns emerging several months after the causes of deviations from assumed trends occur. Since our estimates are based upon PMPM claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Differences in our financial statements between actual experience and estimates used to establish the liability, which we refer to as prior period developments, are recorded in the period when such differences become known, and have the effect of increasing or decreasing the reported medical benefits expense and resulting MBR in such periods.

In establishing our estimate of reserves for IBNR at each reporting period, we use standard actuarial methodologies based upon historical experience and key assumptions consisting of trend factors and completion factors, which vary by business segment, to determine an estimate of the base reserve. Actuarial standards of practice require that a margin for uncertainty be considered in determining the estimate for unpaid claim liabilities. If a margin is included, the claim liabilities should be adequate under moderately adverse conditions. Therefore, we make an additional estimate in the process of establishing the IBNR, which also uses standard actuarial techniques, to account for adverse conditions that may cause actual claims to be higher than estimated compared to the base reserve, for which the model is not intended to account for. We refer to this additional liability as the provision for moderately adverse conditions. The provision for moderately adverse conditions is a component of our overall determination of the adequacy of our IBNR. The provision for moderately adverse conditions is intended to capture the potential adverse development from factors such as our entry into new geographical markets, our provision of services to new populations such as the aged, blind and disabled, the variations in utilization of benefits and increasing medical cost, changes in provider reimbursement arrangements, variations in claims processing speed and patterns, claims payment, the severity of claims, and known outbreaks of disease such as the flu. Because of the complexity of our business, the number of states in which we operate, and the need to account for different health care benefit packages among those states, we make an overall assessment of IBNR after considering the base actuarial model reserves and the provision for moderately adverse conditions. We consistently apply our IBNR estimation methodology from period to period. We review our overall estimates of IBNR on a monthly basis. As additional information becomes known to us, we adjust our assumptions accordingly to change our estimate of IBNR. Therefore, if moderately adverse conditions do not occur, evidenced by more complete claims information in the following period, then our prior period estimates will be revised downward, resulting in favorable development. However, any favorable prior period reserve development would affect (increase) current period net income only to the extent that the current period provision for moderately adverse conditions is less than the benefit recognized from the prior period favorable development. If moderately adverse conditions occur and are more than we estimated, then our prior period estimates will be revised upward, resulting in unfavorable development, which would decrease current period net income.

For the three and six months ended June 30, 2010, medical benefits expense was impacted by approximately $xx.x million and $xx.x million of net favorable development related to prior years, respectively, compared to $xx.x million and $xx.x million during the three and six months ended June 30, 2009, respectively. The prior period developments in 2010 were primarily related to the reduction of the provision for moderately adverse conditions resulting from the exit of the PFFS product on December 31, 2009. For all of our other businesses, the release of the provision for moderately adverse conditions related to prior years was completely offset by the provision for moderately adverse conditions established in the current year. The prior period developments in the 2009 period were primarily attributable to pricing assumptions, early durational effect favorability, the volatility associated with our new and small blocks of Medicare Advantage business which were converted from the loss ratio methodology to the development factor methodology in 2009 (both methodologies are recognized methods for estimating claim reserves in accordance with actuarial standards of practice), the recovery of claim overpayments on our Medicare private fee-for-service business that exceeded our estimates and better than expected demographic mix of membership. The factors impacting the changes in the determination of reserve balances discussed above were not discernable in advance. The impact became clearer over time as claim payments were processed and more complete claims information was obtained.

EXHIBIT B

Comments 1 and 2
Example: Critical Accounting Estimates – Form 10-K for the Fiscal Year Ended December 31, 2010 (added or revised language in bold and underlined)

Estimating medical benefits expense and medical benefits payable

The cost of medical benefits is recognized in the period in which services are provided and includes an estimate of the IBNR cost of medical benefits. We contract with various health care providers for the provision of certain medical care services to our members and generally compensate those providers on a fee-for service or capitated basis or pursuant to certain risk-sharing arrangements. Capitation represents fixed payments generally on a PMPM basis to participating physicians and other medical specialists as compensation for providing comprehensive health care services. Generally, by the terms of most of our capitation agreements, capitation payments we make to capitated providers alleviate any further obligation we have to pay the capitated provider for the actual medical expenses of the member. Participating physician capitation payments for the years ended December 31, 2008, 2009 and 2010 were approximately 12.0%, 11.0% and xx.x% of total medical benefits expense, respectively.

Medical benefits expense has two main components: direct medical expenses and medically-related administrative costs. Direct medical expenses include amounts paid to hospitals, physicians and providers of ancillary services, such as laboratory and pharmacy. Medically-related administrative costs include items such as case and disease management, utilization review services, quality assurance and on-call nurses. Medical benefits payable represents amounts for claims fully adjudicated awaiting payment disbursement and estimates for IBNR.

The medical benefits payable estimate has been and continues to be the most significant estimate included in our financial statements. We historically have used and continue to use a consistent methodology for estimating our medical benefits expense and medical benefits payable. Our policy is to record management’s best estimate of medical benefits payable based on the experience and information available to us at the time. This estimate is determined utilizing standard actuarial methodologies based upon historical experience and key assumptions consisting of trend factors and completion factors, which vary by business segment, and include an assumption of moderately adverse conditions, as appropriate. These standard actuarial methodologies include using, among other factors, contractual requirements, historic utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefits changes, expected health care cost inflation, seasonality patterns, maturity of lines of business and changes in membership.

The factors and assumptions described above that are used to develop our estimate of medical benefits expense and medical benefits payable are subject to inherently greater variability when there is more limited experience or information available to us. The ultimate claims payment amounts, patterns and trends for new products and geographic areas cannot be precisely predicted at their onset, because we, the providers and the members do not have experience in these products or geographic areas. Standard accepted actuarial methodologies, discussed above, would allow for this inherent variability, which could result in larger differences between the originally estimated medical benefits payable and the actual claims amounts paid. Conversely, during periods where our products and geographies are more stable and mature, we have more reliable claims payment patterns and trend experience. With more reliable data, we expect to be able to estimate more closely the ultimate claims payment amounts and we may experience smaller differences between our original estimate of medical benefits payable and the actual claim amounts paid.

In developing our estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of the medical benefits payable, we estimate claims incurred by applying observed trend factors to the PMPM costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPM costs for the most recent months. We validate our estimates of the most recent PMPM costs by comparing the most recent months’ utilization levels to the utilization levels in prior months and actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided and timeliness of submission and processing of claims.

Many aspects of the managed care business are not predictable. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, the number of full-term versus premature births and the number of neonatal intensive care babies). Therefore, we must rely upon historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our membership in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitation as opposed to a fee-for-service basis. These considerations are aggregated in the trend in medical benefits expense. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes and epidemics may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. Medical cost trends potentially are more volatile than other segments of the economy. Management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs. We believe that the amount of medical benefits payable as of December 31, 2010 is adequate to cover our ultimate liability for unpaid claims as of that date; however, actual payments may differ from established estimates.  If the completion factors we used in estimating our IBNR for the most recent three months at December 31, 2010 were decreased by 1%, our net income would decrease by approximately $xx.x million.  If the completion factors were increased by 1%, our net income would increase by approximately $xx.x million.

Also included in medical benefits payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement and claims payment differences as well as amounts due to contracted providers under risk-sharing arrangements. We record reserves for estimated referral claims related to health care providers under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses have not been and are not expected to be significant.

Changes in medical benefits payable estimates are primarily the result of obtaining more complete claims information and medical expense trend data over time. Volatility in members’ needs for medical services, provider claims submissions and our payment processes result in identifiable patterns emerging several months after the causes of deviations from assumed trends occur. Since our estimates are based upon PMPM claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Differences in our financial statements between actual experience and estimates used to establish the liability, which we refer to as prior period developments, are recorded in the period when such differences become known, and have the effect of increasing or decreasing the reported medical benefits expense and resulting MBR in such periods.

The following table provides a reconciliation of the total medical benefits payable balances as of December 31, 2010, 2009 and 2008:

	As of December 31,

	2010	% of Total	2009	% of Total	2008	% of Total
	(Dollars in thousands)
Claims adjudicated, but not yet paid	$ xx,xxx	x%	$ 53,006	7%	$ 77,117	10%
IBNR	xxx,xxx	xx%	749,509	93%	689,062	90%
Total Medical benefits payable	$ xxx,xxx		$ 802,515		$ 766,179

In establishing our estimate of reserves for IBNR claims at each reporting period, we use standard actuarial methodologies based upon historical experience and key assumptions consisting of trend factors and completion factors, which vary by business segment, to determine an estimate of the base reserve. Actuarial standards of practice require that a margin for uncertainty be considered in determining the estimate for unpaid claim liabilities. If a margin is included, the claim liabilities should be adequate under moderately adverse conditions. Therefore, we make an additional estimate in the process of establishing the IBNR, which also uses standard actuarial techniques, to account for adverse conditions that may cause actual claims to be higher than estimated compared to the base reserve, for which the base reserve is not intended to account for. We refer to the expense associated with this additional liability as the provision formoderately adverse conditions. The provision for moderately adverse conditions is a component of our overall determination of the adequacy of our IBNR. The provision for moderately adverse conditions is intended to capture the potential adverse development from factors such as our entry into new geographical markets, our provision of services to new populations such as the aged, blind and disabled, the variations in utilization of benefits and increasing medical cost, changes in provider reimbursement arrangements, variations in claims processing speed and patterns, claims payment, the severity of claims, and known outbreaks of disease such as the flu. Because of the complexity of our business, the number of states in which we operate, and the need to account for different health care benefit packages among those states, we make an overall assessment of IBNR after considering the base actuarial model reserves and the provision for moderately adverse conditions. As part of our best estimate for IBNR, the provision for moderately adverse conditions recorded at December 31, 2009 and 2010 was approximately $59 million and $xx million, respectively. There were no material changes in the amount of these reserves, or as a percent of medical benefits payable liability, between December 31, 2009 and December 31, 2010. We consistently apply our IBNR estimation methodology from period to period. We review our overall estimates of IBNR on a monthly basis. As additional information becomes known to us, we adjust our assumptions accordingly to change our estimate of IBNR. Therefore, if moderately adverse conditions do not occur, evidenced by more complete claims information in the following period, then our prior period estimates will be revised downward, resulting in favorable development. However, any favorable prior period reserve development would affect (increase) current period net income only to the extent that the current period provision for moderately adverse conditions is less than the benefit recognized from the prior period favorable development. If moderately adverse conditions occur and are more than we estimated, then our prior period estimates will be revised upward, resulting in unfavorable development, which would decrease current period net income.

Medical benefits payable includes reserves for claims adjudicated, but not yet paid, an estimate of claims incurred but not reported, reserves for medically-related administrative costs and other liabilities, including estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement, claims payment differences and amounts due to contracted providers under risk-sharing arrangements. The following table provides a reconciliation of the beginning and ending balance of medical benefits payable for the following periods:

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Balances as of beginning of period	$ 802,515	$ 766,179	$ 538,146
Medical benefits incurred related to:
Current period	x,xxx,xxx	5,983,537	5,538,262
Prior periods	(xxx,xxx)	(121,080)	(8,046)
Total	x,xxx,xxx	5,862,457	5,530,216
Medical benefits paid related to:
Current period	(x,xxx,xxx)	(5,250,859)	(4,848,440)
Prior periods	(xxx,xxx)	(575,262)	(453,743)
Total	(x,xxx,xxx)	(5,826,121)	(5,302,183)
Balances as of end of period	$ xxx,xxx	$ 802,515	$ 766,179

Medical benefits payable recorded at December 31, 2009, 2008 and 2007 developed favorably by approximately $xxx.x million, $121.1 million and $8.0 million in 2010, 2009 and 2008, respectively. In 2010, approximately $xx.xx of the favorable development was related to the release of the provision for moderately adverse conditions established in prior periods. We reduced the estimate for moderately adverse conditions that was recorded in the prior year after we obtained more complete claims information that became known in 2010, which resulted in the favorable development. During 2010, the provision that we recorded for moderately adverse conditions for current year IBNR claims amounted to approximately $xx million. Because this provision is more than the benefit recognized from reducing our estimated liability for moderately adverse conditions related to the prior year, the reduction of the prior period liability was completely offset in 2010.  Of the remaining favorable prior period development, approximately $xx.x million was driven by …………..and approximately $xx.x million resulted from…… The factors impacting the changes in the determination of reserve balances discussed above were not discernable in advance. The impact became clearer over time as claim payments were processed and more complete claims information was obtained.

In 2009, approximately $53.4 million of the favorable development was related to the release of the provision for moderately adverse conditions established in prior periods. We reduced the estimate for moderately adverse conditions that was recorded in the prior year after we obtained more complete claims information that became known in 2009, which resulted in the favorable development. During 2009, the provision that we recorded for moderately adverse conditions for current year IBNR claims amounted to approximately $59 million. Because this provision is more than the benefit recognized from reducing our estimated liability for moderately adverse conditions related to prior years, the reduction of the prior period liability was completely offset during 2009. Of the remaining favorable prior period development, approximately $9.8 million was driven by pricing assumptions, early durational effect favorability, and the inherent volatility associated with our new and small blocks of Medicare Advantage business, for which we now have more reliable claims payment patterns and trend experience available to us in 2009; approximately $5.8 million was related to recovery of claim overpayments on our Medicare private fee-for-service business that exceeded our estimates, and the remaining $52.1 million is related to increased recovery efforts on claim overpayments on other lines of business and better than expected demographic mix of membership. The factors impacting the changes in the determination of reserve balances discussed above were not discernable in advance. The impact became clearer over time as claim payments were processed and more complete claims information was obtained.

In 2008, prior period favorable development that would otherwise have been recorded in that year, was recorded in 2008 due to the delay in filing our 2007 Form 10-K, which enabled us to review substantially complete claims information that had become available due to the substantial lapse in time between December 31, 2007 and the date we filed our 2007 Form 10-K.

B-4